UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.
Commission File Number: 0-18962
CYGNUS, INC.
(Exact name of registrant as specified in its charter)
P.O. Box 321195, Los Gatos, California 95032
(No telephone number)
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.001 per share and associated
Series A Junior Participating Preferred Stock Purchase Rights (1)
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)(i)	☐	Rule 12h-3(b)(l)(i)	☑
Rule 12g-4(a)(l)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☑
Approximate number of holders of record as of the certification or notice date: – 0 –
(1) The Preferred Stock Purchase Rights expired on April 10, 2006.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Cygnus, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 22, 2007	CYGNUS, INC.
	By:	/s/ John C Hodgman
	Name:	John C Hodgman
	Title:	Chairman of the Board